Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM, LTD. TRADING ON THE
OVER-THE-COUNTER BULLETIN BOARD (OTCBB)
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Trading Began November 5, 2004; Ticker Symbol SPCBF.OB

New York, NY, and Ra’anana, Israel, November 8, 2004 - SuperCom Ltd. (OTCBB: SPCBF.OB and Euronext: SUP) a leading smart card and e-ID technology integrator and solutions provider serving governmental and commercial markets, today announced that its common stock is now also trading on the Over-the-Counter Bulletin Board (OTCBB) market in the United States effective as of November 5, 2004. The Company’s stock symbol is "SPCBF.OB".

"SuperCom's listing on the OTC Bulletin Board is another significant benchmark in the progress of our company," said Eyal Tuchman, Chief Financial Officer of SuperCom. "The listing provides greater visibility for American investors and eliminates certain restrictions inherent in being traded on the Euronext in Europe, including those affecting certain brokers, institutions and individual investors."

The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. OTCBB securities are traded by a community of Market Makers, who enter quotes and trade reports through a highly sophisticated, closed computer network. The OTCBB provides access to more than 3,300 securities and includes more than 330 participating Market Makers.

SuperCom, under the symbol "SUP" is expected to continue trading on Euronext, the pan-European exchange in Brussels.

About SuperCom:
SuperCom, Ltd. is engaged in research, development and marketing of advanced technologies and products for smart-card solutions and government e-ID projects. SuperCom offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports. SuperCom is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration. Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contact and contactless smart-card technologies. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong. For more information, visit our website at www.supercomgroup.com.

Safe Harbor
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com